November 18, 2009

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop Room 4631

Washington, DC 20549

Attn:    Ms. Pamela Long, Assistant Director

Re:	Global Defense Technology & Systems, Inc.
Form S-1, as amended, Registration No. 333-161719
Form 8-A12B, File No. 001-34551

Dear Ms. Long,

Enclosed pursuant to Rule 461 under the Securities Act of 1933 is the acceleration request of Cowen and Company, LLC, on behalf of the underwriters, joining in the acceleration request of Global Defense Technology & Systems, Inc.

If you have any questions about this acceleration request, or need to discuss its timing, please call me at 202-663-9201.

Very truly yours,

/s/ Jeffrey Grill

Jeffrey Grill

Enclosures

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

1501 Farm Credit Drive

Suite 2300

McLean, VA 22102-5011

November 18, 2009

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop Room 4631

Washington, DC 20549

Attn:    Ms. Pamela Long, Assistant Director

Re:	Global Defense Technology & Systems, Inc.
Form S-1, as amended, Registration No. 333-161719
Form 8-A12B, File No. 001-34551

Dear Ms. Long,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Defense Technology & Systems, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-captioned Registration Statement on Form S-1 and the above-captioned Registration Statement on Form 8-A12B. We request that the Registration Statements be granted effectiveness by 4:00 pm on November 19, 2009, or as soon thereafter as practicable.

The Company acknowledges and represents to the Commission that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

By:	/s/ John Hillen
Name: Title:	John Hillen Chief Executive Officer and President

BY FACSIMILE AND EDGAR TRANSMISSION

November 18, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Defense Technology & Systems, Inc.
Registration Statement on Form S-1 (File No. 333-161719)

Dear Sirs:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, on behalf of itself, as representative of the underwriters, hereby join in the request of Global Defense Technology & Systems, Inc. (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Time), on November 19, 2009, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated November 4, 2009, relating to the above-referenced offering have been distributed as follows during the period of November 6, 2009 through November 18, 2009:

4,575	total copies distributed;
2,825	copies to prospective underwriters and selling group
1,750	copies to institutional investors.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Jonathan Biele
Name:	Jonathan Biele
Title:	Managing Director and Head of Capital Markets

Cowen and Company, LLC 1221 Avenue of the Americas New York, NY 10020	TEL 1 646 562 1000 1 800 221 5616	www.cowen.com